ALSTON & BIRD

90 Park Avenue
New York, NY 10016
212-210-9400

February 6, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Panoramic Evergreen Venture Fund, et. al. (File No. 812-15405)
Form APP WD: Request for Withdrawal of Application

Ladies and Gentlemen:

On December 27, 2022, Panoramic Evergreen Venture Fund, et. al. (the "Applicants") filed a Form APP-WD (the "Form APP-WD") to withdraw an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated under the 1940 Act.

The Applicants hereby respectfully request that the Form APP-WD be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or additional comments concerning the foregoing, please contact me at (212) 210-9415.

Sincerely,

/s/ Blake Estes
Blake Estes

Alston & Bird LLP
90 Park Avenue
New York, NY 10016